04030816

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

May 25, 2004

SUPPL

RECEIVED
2004 JUN 15 P 3:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 24, 2004	Notification of Change in Shareholdings of Substantial Shareholder
May 24, 2004	Notification of Change in Shareholdings of Substantial Shareholder
May 24, 2004	Notification of Change in Shareholdings of Substantial Shareholder
May 24, 2004	Preliminary Results Webcast

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

dlw 6/18

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-34.doc
T:060104

REG-Electrocomponents Holding(s) in Company

RNS Number:0151Z
Electrocomponents PLC
24 May 2004

ELECTROCOMPONENTS PLC (the "Company")

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company has been informed that the overall holding of Barclays Bank PLC has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company. Barclays Bank PLC's current holding is 2.34%.

Carmelina Carfora

Group Company Secretary

24 May 2004

END

HOLPUUCUAUPCGAC

REG-Electrocomponents Holding(s) in Company

RNS Number:0140Z
Electrocomponents PLC
24 May 2004

ELECTROCOMPONENTS PLC (the "Company")

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company was informed on 21 May 2004 that the overall holding of Henderson Global Investors Limited has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company. Henderson Global Investors Limited's current holding is 0.47%.

Carmelina Carfora

Group Company Secretary

24 May 2004

REG-Electrocomponents Holding(s) in Company

RNS Number:0117Z
Electrocomponents PLC
24 May 2004

ELECTROCOMPONENTS PLC (the "Company")

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company was informed on 21 May 2004 that the overall holding of T. Rowe Price, Inc. has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company. T. Rowe Price, Inc's current holding is 1.93%.

Carmelina Carfora

Group Company Secretary

24 May 2004

RNS Number:9560Y
Electrocomponents PLC
21 May 2004

Electrocomponents PLC

Preliminary results webcast.

The webcast of the Preliminary Results presentation will be available from 10:
00hrs (UK time) on Wednesday 26 May 2004.

This will be available on the Electrocomponents plc website:
www.electrocomponents.com

An archived version of the webcast will be available in the afternoon.

The Preliminary Results will be issued through RNS, The Company News service for the London Stock Exchange at 07:00 hrs (UK time) on Wednesday 26 May 2004.

END
MSCQKDKPDBKDAPB